SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 1

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

REPUBLIC OF COLOMBIA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Consul General of the Republic of Colombia in the City of New York

Consulate of Colombia

10 East 46th Street

New York, New York 10017

Copies to:

Gregory Harrington, Esq.

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Avenue, Northwest

Washington, D.C. 20001

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the Republic of Colombia on Form 18-K for the year ended December 31, 2020 comprises:

(a)	Pages numbered 1 to 4 consecutively

(b)	The following exhibits:

Exhibit 1:	Conformed Copy of the Underwriting Agreement, dated October 14, 2021, among the Republic of Colombia, BBVA Securities Inc., BNP Paribas Securities Corp., and Goldman Sachs & Co. LLC.

Exhibit 2:	Form of $1,000,000,000 5.200% Global Bonds due 2049.

Exhibit 3:	Opinion of the Head of Legal Affairs Group of the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit with respect to the $1,000,000,000 5.200% Global Bonds due 2049, dated November 15, 2021.

Exhibit 4:	Opinion of Arnold & Porter Kaye Scholer LLP with respect to the $1,000,000,000 5.200% Global Bonds due 2049, dated November 15, 2021.

Exhibit 5:	Recent Developments in the Republic of Colombia, as of October 14, 2021.

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Colombia, has duly caused this annual report or amendment to annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogota D.C., Colombia, on the 15th day of November, 2021.

By:	/s/ José Manuel Restrepo Abondano
José Manuel Restrepo Abondano
Minister of Finance and Public Credit

EXHIBIT INDEX

EXHIBIT 1:	Conformed Copy of the Underwriting Agreement, dated October 14, 2021, among the Republic of Colombia, BBVA Securities Inc., BNP Paribas Securities Corp., and Goldman Sachs & Co. LLC.

EXHIBIT 2:	Form of $1,000,000,000 5.200% Global Bonds due 2049.

EXHIBIT 3:	Opinion of the Head of Legal Affairs Group of the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit with respect to the $1,000,000,000 5.200% Global Bonds due 2049, dated November 15, 2021.

EXHIBIT 4:	Opinion of Arnold & Porter Kaye Scholer LLP with respect to the $1,000,000,000 5.200% Global Bonds due 2049, dated November 15, 2021.

EXHIBIT 5:	Recent Developments in the Republic of Colombia, as of October 14, 2021.

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